Direct Dial: (212) 912-7654

                                       April 2, 1999


BY EDGAR
--------

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Attention:   Filing Desk

             Re:  DVI Receivables Corp. VIII Delaying Amendment

Ladies and Gentlemen:

                  On behalf of DVI Receivables Corp. VIII (the "Registrant"), we have caused to be filed with you electronically under EDGAR, the captioned delaying amendment. The delaying language, to be included with our registration statement is as follows:

                  The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

         If you require any additional information, please call the undersigned at the above number,

Securities and Exchange Commission
April 2, 1999

or Arthur Levy at (212) 912-7779. Please acknowledge receipt of this letter and the enclosures by date-stamping the enclosed copy of this letter and returning it in the self addressed stamped envelope.


                                                     Very truly yours,



                                                     Stephen T. Whelan